# SEN-JAM PHARMACEUTICAL, INC.

## AUDITED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022

**INDEX TO FINANCIAL STATEMENTS**

# INDEPENDENT AUDITORS' AUDIT REPORT

To the Board of Directors
Sen-Jam Pharmaceutical, INC.
Huntington, New York

## Opinion

We have audited the financial statements of Sen-Jam Pharmaceutical, INC. which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sen-Jam Pharmaceutical, INC. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sen-Jam Pharmaceutical, INC. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, INC.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2023.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sen-Jam Pharmaceutical, INC.'s control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sen-Jam Pharmaceutical, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*SetApart FS*

March 20, 2024
Los Angeles, California

**SEN-JAM PHARMACEUTICAL INC.**

**BALANCE SHEETS**

| As of December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 331,764 | $ | 181,148 |
| Prepaids and other current assets | | 8,152 | | - |
| **Total current assets** | | **339,916** | | **181,148** |
| Intangible assets, net | | 610,165 | | 481,869 |
| **Total assets** | **$** | **950,081** | **$** | **663,017.53** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 45,271 | $ | 59,821 |
| Convertible note payable, current portion | | 1,066,241 | | 1,862,276 |
| **Total current liabilities** | | **1,111,512** | | **1,922,097** |
| Interest payable | | 350,363 | | 145,896 |
| Convertible note payable | | 1,405,751 | | 25,000 |
| **Total liabilities** | | **2,867,626** | | **2,092,993** |
| | | | | |
| **STOCKHOLDERS' DEFICIT** | | | | |
| Common stock | | 957 | | 952 |
| Common stock to be issued | | - | | 34,111 |
| Additional paid-in capital | | 7,515,954 | | 3,613,712 |
| Accumulated deficit | | (9,434,456) | | (5,078,751) |
| **Total stockholders' deficit** | | **(1,917,545.52)** | | **(1,429,975.41)** |
| **Total liabilities and stockholders' deficit** | **$** | **950,081** | **$** | **663,018** |

*See accompanying notes to financial statements.*

**SEN-JAM PHARMACEUTICAL INC.**

**STATEMENTS OF OPERATIONS**

| For Fiscal Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ - | $ - |
| | | |
| Operating expenses | | |
| General and administrative | 1,003,514 | 3,496,160 |
| Research and development | 3,078,342 | 357,354 |
| Total operating expenses | 4,081,856 | 3,853,514 |
| | | |
| Operating loss | (4,081,856) | (3,853,514) |
| | | |
| Interest expense | (273,849) | (130,195) |
| Total other income (expense) | (273,849) | (130,195) |
| Provision for income taxes | - | - |
| **Net loss** | **$ (4,355,706)** | **$ (3,983,709)** |

*See accompanying notes to financial statements.*

## SEN-JAM PHARMACEUTICAL INC.
### STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

**For Fiscal Years Ended December 31, 2023 and 2022**
(USD $ in Dollars)

| (in , $US) | Members' capital | Common stock Shares | Common stock Amount | Common stock to be issued | Additional paid in capital | Accumulated deficit | Total stockholders' deficit |
|---|---|---|---|---|---|---|---|
| **Balance—December 31, 2021** | **751,044** | **-** | **-** | **-** | **-** | **(1,095,042)** | **(343,998)** |
| Conversion from LLC to C corp | (751,044) | 8,905,000 | 891 | - | 750,154 | - | - |
| Conversion of LLC incentive units into common stock | - | 615,955 | 62 | - | 2,863,559 | - | 2,863,620 |
| Common stock to be issued | - | - | - | 34,111 | - | - | 34,111 |
| Net Loss | - | - | - | - | - | (3,983,709) | (3,983,709) |
| **Balance—December 31, 2022** | **-** | **9,520,955** | **952** | **34,111** | **3,613,712** | **(5,078,751)** | **(1,429,975)** |
| Shared issued for common stock | - | 50,139 | 5 | (34,111) | 265,710 | - | 231,604 |
| Stock-based compensation | - | - | | | 3,361,175 | - | 3,361,175 |
| Warrants issued with notes | - | | | | 275,357 | - | 275,357 |
| Net Loss | - | - | - | - | | (4,355,706) | (4,355,706) |
| **Balance—December 31, 2023** | **-** | **9,571,094** | **$ 957** | **$ -** | **$ 7,515,954** | **$ (9,434,456)** | **$ (1,917,546)** |

*See accompanying notes to financial statements.*

# SEN-JAM PHARMACEUTICAL INC.
## STATEMENTS OF CASH FLOWS

| For Fiscal Year Ended December 31, | | 2023 | | 2022 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net loss | $ | (4,355,706) | $ | (3,983,709) |
| *Adjustments to reconcile net loss to net cash provided used in operating activities:* | | | | |
| Amortization expense | | 45,025 | | 41,513 |
| Non-cash interest expense | | 68,840 | | 47,503 |
| Stock-based compensation | | 3,361,175 | | - |
| Conversion of LLC incentive units into common stock | | - | | 2,863,620 |
| Changes in operating assets and liabilities: | | | | |
| Prepaid expenses and other current assets | | (8,152) | | 77,500 |
| Accounts payable | | (14,550) | | 12,788 |
| Interest payable | | 204,468 | | 78,812 |
| **Net cash used in operating activities** | | **(698,900)** | | **(861,973)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchase of patents | | (173,321) | | (105,382) |
| **Net cash used in investing activities** | | **(173,321)** | | **(105,382)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Net advances (repayments) of note payable, related party | | - | | (185,000) |
| Proceeds from issuance of common stock | | 231,604 | | 34,111 |
| Proceeds from convertible notes | | 791,234 | | 1,234,698 |
| **Net cash provided by financing activities** | | **1,022,837** | | **1,083,809** |
| | | | | |
| Change in cash | | 150,616 | | 116,454 |
| Cash—beginning of year | | 181,148 | | 64,694 |
| **Cash—end of year** | $ | **331,764** | $ | **181,148** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | - | $ | - |
| Cash paid during the year for income taxes | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Sen-Jam Pharmaceutical LLC (the "Company") was incorporated in the State of Delaware on August 21, 2017. The Company is a pharmaceutical development company. The Company is focused on improving clinical outcomes for patients battling opioid use disorder, viral respiratory infections from coronaviruses such as COVID-19 and other painful inflammation and toxin-induced conditions, including arthritis, vaccinations, and even the infamous hangover. Using their patented proprietary technology and the accelerated 505(b)2 pathway, the Company is on a mission to revolutionize the way we treat inflammation, and the way the business of inflammation relief treats humanity.

On June 15, 2022, the Company converted to a Delaware corporation and changed its name from Sen-Jam Pharmaceutical LLC to Sen-Jam Pharmaceutical Inc.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $81,764 and $0, respectively.

**Intangible Assets - Patents**

The Company accounts for intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company's patents are amortized over an estimated useful life of fifteen years.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

To date, the Company has not yet generated revenue.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional costs incurred for the year ended December 31, 2023 and 2022 are $29,308 and $38,883, respectively.

## Stock-Based Compensation

The Company accounts for share-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of incentive units, options and warrants.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2024, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020 – 06, debt, debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INTANGIBLE ASSETS

As of December 31, 2023 and 2022, intangible asset consists of:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Patents | $ 848,703 | $ 675,382 |
| Intangible assets, at cost | 848,703 | 675,382 |
| Accumulated amortization | (238,538) | (193,513) |
| Intangible assets, net | $ 610,165 | $ 481,869 |

All intangible assets are being amortized. Amortization expenses for patents for the years ended December 31, 2023 and 2022 were in the amount of $45,025 and $41,513, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

| Period | Amortization Expense |
|---|---|
| 2024 | $ 56,580 |
| 2025 | 56,580 |
| 2026 | 56,580 |
| 2027 | 56,580 |
| 2028 | 56,580 |
| Thereafter | 327,264 |
| Total | $ 610,165 |

## 4. DEBT

**Convertible Notes**

In 2023 and 2022, the Company issued several convertible promissory notes for total proceeds of $791,234 and 1,234,698, respectively.  The notes were received from WeFunder via a Regulation CF offering as well as additional Regulation D investments.  The outstanding convertible notes carry a $20,000,000 - $80,000,000 valuation cap, 20% discount and 8% interest rate. The notes have a maturity date of twenty-four months from their effective dates.

In connection with the notes, the Company granted an aggregate of 76,437 warrants to purchase Common Stock with an exercise price of $10.50 per share.  The fair value of the warrants was determined by the Black-Scholes option model to be $275,357, which will be amortized over the life of the notes.  During the year ended December 31, 2023, and 2022, $68,840 and $22,503, respectively were amortized to interest expenses.

At December 31, 2023 and 2022, the outstanding principal of all convertible notes, net of unamortized debt, was $2,471,992 and $1,887,276, respectively.

**Related Party Notes**

During 2021, a related party (majority member) provided loans to the Company totaling $185,000. The loan carries an 8% interest rate per annum. This loan was fully repaid in 2022.

In 2023, the Company extended two loans to the Company's CEO totaling $50,000. The loans did not carry any interest and the outstanding amount on both loans was received in 2023.

## 5. EQUITY

**Common Stock**

Upon the conversion to a corporation, the Company was authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001 per share. On October 4, 2022, the Company amended the certificate of incorporation to increase the authorized shares to 20,000,000.

As of December 31, 2023 and 2022, the total number of shares issued and outstanding were 9,571,094 and 9,520,955, respectively.

In December 2022, the Company began a Regulation CF Offering with Start Engine for the sale of Common Stock at a price of $7.35 per share. In 2023, the Company issued 50,139 shares of Common Stock via the offering for gross proceeds of $295,540. Net proceeds in 2023 and 2022 were $231,604 and $34,111, respectively.

**Stock Options**

In December 2022, the Board approved the 2022 Equity Compensation Plan to issue up to 2,000,000 shares of Common Stock under the Plan.

Durin the year ended December 31, 2023, the Company granted an aggregate of 580,000 options to purchase Common Stock to employees and advisors. Of these, 505,000 options vested at the time of the grant and 75,000 options vest through June 2025. As of December 31, 2023, 37,500 remain unvested. Accordingly, the Company recorded $3,361,175 in stock-based compensation expense. The options were valued via the Black-Scholes option pricing model using the following inputs:

| | | |
|---|---|---|
| Exercise price | $ | 10.50 |
| Estimated life in years | | 5.00 |
| Annualized volatility | | 64.0% |
| Risk-free rate | | 4.19% |

**Equity Incentive Units**

Under the LLC Operating Agreement, the Company can issue compensatory equity interests ("Incentive Units") to members, employees, contractors, and advisors, which grant the recipient an interest in Company income, gain, loss, deductions, and distributions. As of December 31, 2021, the Company had issued 690,000 shares of the incentives units and has reserved an additional 405,000 shares for options for future issuance.

Upon the conversion to a corporation, all outstanding incentive units were converted into 615,955 shares of Common Stock. As a result, the Company recognized stock-based compensation of $2,863,620 based on the fair value of the Common Stock.

## 6. INCOME TAXES

The provision for income taxes for the years ended December 31, 2023 and 2022 consists of the following:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (914,698) | $ (857,971) |
| Valuation Allowance | 914,698 | 857,971 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 are as follows:

| As of Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (1,772,669) | $ (857,971) |
| Valuation Allowance | 1,772,669 | 857,971 |
| **Total Deferred Tax Asset** | $ - | $ - |

On December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $8.5 million. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7. COMMITMENTS AND CONTINGENCIES

**Development, Manufacturing, Distribution and License Agreement**

On March 16, 2022, the Company entered into a development, manufacturing, distribution and license agreement with KVK-Tech whereby the Company wishes for KVK-Tech to develop and manufacture the Product in the Exclusive Territory, and KVK-Tech wishes to provide commercial product manufacturing and distribution services to the Company for SJP-002C (COVID-19) product.

As part of the Agreement, the Company will issue 8.42% of voting Common Stock upon completing of their Project Plan. To date, the Project Plan has not been completed.

On April 26, 2023, the Company entered into a development, manufacturing, distribution and license agreement with KVK-Tech whereby the Company wishes for KVK-Tech to develop and manufacture the product in the exclusive territory, and KVK-Tech wishes to provide commercial product manufacturing and distribution services to the Company for SJP-001 (Alcohol Hangover) product.

As part of the Agreement, the Company will issue 2.9% of voting Common Stock upon completing of their Project Plan. To date, the Project Plan has not been completed.

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 20, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $4,355,706, an operating cash outflow of $698,900, and liquid assets in cash of $331,764, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.